COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 10 DATED AUGUST 31, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 7 dated August 3, 2010, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8, dated August 13, 2010 and Supplement No. 9, dated August 20, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments and the placement of debt on certain real property investments; and
(3)	potential real property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of August 30, 2010, we had accepted investors’ subscriptions for, and issued, 202,715,528 shares of our common stock in the offering, resulting in gross proceeds of approximately $2.0 billion.  As of August 30, 2010, we had approximately 47,284,472 shares of our common stock remaining in our offering.

We intend to sell shares of our common stock pursuant to the offering until the close of business on October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by the close of business on October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of August 30, 2010, our investment portfolio consists of 288 wholly-owned properties located in 39 states, comprising approximately 9.5 million gross rentable square feet of commercial space and approximately 9.7 million square feet of land subject to ground leases.  Properties acquired between August 20, 2010 and August 30, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
CarMax – Austin, TX	Auto Dealership	CarMax Auto Superstores, Inc.	55,888		$21,250,000
Manchester Highlands – St. Louis, MO	Shopping Center	Various	136,245	(1)	48,500,000
Academy Sports – Austin, TX	Sporting Goods	Academy, Ltd.	89,807		10,338,000
Whittwood Town Center – Whittier, CA	Shopping Center	Various	533,518	(1)	83,500,000
			815,458		$163,588,000

(1)	Excludes square feet subject to any ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of August 30, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 288 properties located in 39 states, consisting of approximately 9.5 million gross rentable square feet of commercial space and approximately 9.7 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between August 20, 2010 and August 30, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
CarMax – Austin, TX	August 25, 2010	2004	$21,250,000	$425,000	7.80%	7.80%	100%
Manchester Highlands – St. Louis, MO	August 26, 2010	2008	48,500,000	970,000	7.22%	7.45%	97.8%
Academy Sports – Austin, TX	August 26, 2010	1988	10,338,000	206,760	8.25%	8.58%	100%
Whittwood Town Center – Whittier, CA	August 27, 2010	2006	83,500,000	1,670,000	6.53%	6.94%	96.4%
			$163,588,000	$3,271,760

(1)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet		Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
CarMax – Austin, TX	1	CarMax Auto Superstores, Inc.	55,888		100%		4/5 yr.	$1,657,500	$29.66	8/25/2010	10/31/2028
Manchester	1	Wal-mart Stores East, LP	—	(4)	60%	(5)	10/5 yr.	1,375,000	1.76	8/26/2010	8/20/2029
Highlands –	1	Best Buy Stores, LP	44,852		13%		4/5 yr.	672,780	15.00	8/26/2010	1/31/2014
St. Louis, MO								717,632	16.00	2/1/2014	1/31/2019
								762,484	17.00	2/1/2019	1/31/2024
	1	Bed Bath and Beyond Inc.	35,372		10%		3/5 yr.	428,750	12.12	8/26/2010	1/31/2019
Academy Sports –	1	Academy, Ltd.	89,807		100%		3/5 yr.	853,167	9.50	8/26/2010	7/31/2011
Austin, TX								889,089	9.90	8/1/2011	7/31/2026
Whittwood	1	Target Corporation	—	(4)	21%	(5)	2/10 yr.	800,000	1.65	8/27/2010	1/31/2016
Town Center –								880,000	1.81	2/1/2016	1/31/2031
Whittier, CA	1	Sears Development Co.	137,985		20%		5/5 yr.	63,666	0.46	8/27/2010	7/31/2016
	1	JC Penney Company, Inc.	102,468		15%		2/10 yr.	112,576	1.10	8/27/2010	4/30/2013
	1	Macerich Whittwood Holdings LLC (6)	82,600		12%		3/5 yr.	450,966	5.46	8/27/2010	7/31/2012

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	Subject to a ground lease.

(5)	Percentage based on square feet of the building.

(6)	Kohl’s Department Stores, Inc. has subleased 100% of the rentable square feet for $450,966 per annum from Macerich Whittwood Holdings LLC.

Placement of Debt on Certain Real Property Investments

We obtained the following mortgage note in connection with certain previously acquired wholly-owned assets:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate		Loan Date	Maturity Date
Various (1)	Wells Fargo Bank, N.A.	$105,000,000	4.72%	(2)	8/25/2010	9/5/2015

(1)	The loan is secured by five single-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $177.4 million.

(2)	We executed a swap agreement, which had the effect of fixing the variable interest rate at 4.72% per annum through the maturity date of the respective loan.

The mortgage note is non-recourse to us and CCPT III OP, but both are liable for customary non-recourse carveouts. The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement.  In the event the mortgage note is not paid off on the maturity date, the mortgage loan includes default provisions. Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 5.00% .

In connection with the mortgage note above, we paid our advisor a financing coordination fee equal to approximately $1.1 million.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly-owned properties, as of August 30, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	15	33,261	723,560	0.43%
2012	24	158,639	2,204,599	1.32%
2013	15	176,350	979,545	0.59%
2014	6	13,845	425,845	0.26%
2015	12	45,217	761,854	0.46%
2016	12	427,878	5,107,564	3.07%
2017	10	119,620	1,507,634	0.90%
2018	18	373,685	4,831,882	2.90%
2019	21	222,993	4,158,252	2.50%
2020	9	61,335	1,631,397	0.98%
	142	1,632,823	$22,332,132	13.41%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $133.7 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated, as of August 30, 2010, as follows:

Wholly-owned Property	Depreciable Tax Basis
CarMax – Austin, TX	$17,367,096
Manchester Highlands – St. Louis, MO	39,651,687	(1)
Academy Sports – Austin, TX	8,437,350
Whittwood Town Center – Whittier, CA	68,246,632	(1)
	$133,702,765

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
CVS/ Tres Amigos – Ringgold, GA	September 2010	$3,990,000	$79,800
Tractor Supply – Augusta, ME	September 2010	2,780,000	55,600
Tractor Supply – Wauseon, OH	September 2010	2,498,119	49,962
Tractor Supply – Sellersburg, IN	September 2010	2,606,061	52,121
CVS – Gulf Breeze, FL	September 2010	1,867,000	37,340
		$13,741,180	$274,823

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
CVS/ Tres Amigos – Ringgold, GA	Georgia CVS Pharmacy, LLC/ Tres Amigos Mexican Restaurant, Inc.	14,966	(2)	100%
Tractor Supply – Augusta, ME	Tractor Supply Company	19,097		100%
Tractor Supply – Wauseon, OH	Tractor Supply Company	19,097		100%
Tractor Supply – Sellersburg, IN	Tractor Supply Company	19,097		100%
CVS – Gulf Breeze, FL	CVS 4155 FL, LLC	—	(3)	100%
		72,257

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Excludes square feet subject to one ground lease.

(3)	Subject to a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
CVS/ Tres Amigos – Ringgold, GA	1	Georgia CVS Pharmacy, LLC	6/5 yr.	$262,414		$21.93		5/21/2007	1/31/2033
	1	Tres Amigos Mexican Restaurant, Inc.	1/5 yr.	51,000		17.00		12/4/2007	12/31/2009
				52,530	(4)	17.51		1/1/2010	12/31/2012
Tractor Supply – Augusta, ME	1	Tractor Supply Company	4/5 yr.	232,000	(5)	12.15		5/16/2009	5/15/2024
Tractor Supply – Wauseon, OH	1	Tractor Supply Company	4/5 yr.	209,842	(5)	10.99		8/28/2007	8/27/2022
Tractor Supply – Sellersburg, IN	1	Tractor Supply Company	4/5 yr.	215,000	(5)	11.26		3/31/2010	3/30/2025
CVS – Gulf Breeze, FL	1	CVS 4155 FL, LLC	6/5 yr.	140,000		2.53	(6)	12/2/2008	1/31/2034

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents remaining option renewal periods/term of each option.

(3)	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every year by approximately 3% of the then-current annual base rent.

(5)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.

(6)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.